EXHIBIT 99.1

Endeavour Silver Produces 1,305,399 oz Silver and 10,541 oz Gold for 2.1 Million oz Silver Equivalents in Q3, 2021; 2021 Consolidated Production Guidance Raised to 7.7 – 8.0 Million oz Silver Equivalents

VANCOUVER, British Columbia, Oct. 07, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) reports production of 1,305,399 silver ounces (oz) and 10,541 gold oz in Q3, 2021, for silver equivalent (“AgEq”) production of 2.1 million oz at an 80:1 silver:gold ratio, totaling 6.1 million AgEq oz for the 9 months ended September 30, 2021.

Management has increased 2021 consolidated production guidance to 7.7 – 8.0 million oz silver equivalents to reflect continued strong performance at Guanacevi due to higher than expected grades and tonnage milled. Full details are provided in the section, “Revision to Full Year 2021 Guidance” in this news release.

2021 Third Quarter Highlights

  Consolidated Production Ahead of Plan: Silver equivalent production at each mine is on track to meet or exceed 2021 production plans.

  Guanacevi Production Ahead of Plan:  Higher throughput and higher silver and gold grades resulted in record production during the quarter, ahead of the annual plan. Based on continued strong performance, the operations team has significantly improved the production outlook for the full year, resulting in an estimated 20% increase in silver equivalent metal.

  Bolanitos Production on Plan: Processed tonnes were ahead of plan, offset by lower ore grades.

  El Compas Suspended: Final stockpiles were processed subsequent to the suspension of operations in early August. Most of the company personnel have been transferred to other sites or laid off, while the mine and plant have been placed on temporary care and maintenance. Management is evaluating several opportunities.

  Metal Sales and Inventories: Sold 699,540 oz silver and 9,925 oz gold, held 1,030,304 oz silver and 1,211 oz gold of bullion inventory and 37,100 oz silver and 2,028 oz gold in concentrate inventory.  Management continued to withhold metal from sale during the price correction over the third quarter and plans to sell the withheld metal inventory in anticipation of a precious metal prices rebound.

  Robust Economics in the Terronera Feasibility Study: Favorable outcomes including improved confidence in the project cost, design and operability provide a strong position for securing project financing. The Terronera Project Technical Report, authored in accordance with National Instrument 43-101, will be filed on SEDAR and EDGAR by October 24, 2021.

  Acquired Bruner Gold Project in Nye County, Nevada:  Completed the acquisition of an advanced stage gold exploration project in a favourable jurisdiction for US$10 million in cash.

Dan Dickson, CEO, commented, “We are well positioned to exceed our original full year consolidated production guidance, which has led to the decision to formally revise our annual targets. Our 2021 business plan shows strong performance, which has resulted in higher production than last year, despite suspending operations at the small El Compas mine. This reaffirms an important year of investment into our people and culture programs to ensure the long-term sustainability of our operations.”

“Entering the fourth quarter, we are also continuing with our exploration programs and anticipate releasing additional drill results at Terronera, building on the encouraging regional results we announced previously this year. We are advancing the Terronera development and continue to negotiate critical contracts, procure various long lead equipment items and general mine equipment, are increasing the work force and preparing for early earth works.”

Mine Operations

Consolidated silver production increased by 39% compared to Q3 2020, primarily driven by a 46% increase in silver production at the Guanacevi mine offset by the suspension of operations at the El Compas mine.  Gold production increased by 3% with the Guanacevi mine seeing a 47% increase in silver equivalent ounces produced which was offset the suspension of operations at the El Compas mine.  Silver and gold production at the Bolanitos mine increased moderately with a 11% increase in silver production and an 8% increase in gold production.

Guanacevi throughput exceeded plan and mining the new higher grade El Curso orebody has led to significantly improved grades and mine plan flexibility. Additionally, supplies of local third-party ores continued to supplement mine production, amounting to 10% of quarterly throughput, and contributing to the higher ore grades.

Bolanitos and El Compas processed tonnes were higher compared to plan and offset by lower grades, due to normal variations in the Bolanitos ore body and a lower grade of the final stockpile at El Compas.

As previously disclosed by the Company (see news release dated January 7, 2021), the existing reserve at El Compas was sufficient to continue mining until mid-2021. Management suspended operations in early August and is currently assessing opportunities.

Revision to Full Year 2021 Production Guidance

Updates to the full year 2021 consolidated production guidance are driven by strong performance at Guanacevi, while production at Bolanitos will remain the same as originally estimated for silver with a small increase in gold. Other operational components of the Company’s full year guidance remain unchanged from the targets released in the news release dated January 28, 2021, with the exception of the newly increased development budget at Terronera for an additional $13 million until year end.

The COVID-19 pandemic remains relevant in Mexico, and at the Company’s business locations, process and protocols remain in place to ensure staff and workers as well as our communities remain as safe as possible.  Any unforeseen outbreaks could impact production.

	Guanacevi	Bolanitos	El Compas	Consolidated
Tonnes per Day (TPD)	1,000 – 1,200	1,000 – 1,200	200 – 250	2,400 – 2,650
Silver Production (M oz)	4.0 – 4.2	0.4 – 0.5	0.1 – 0.1	4.5 – 4.8
Gold Production (K oz)	12.0 – 13.0	24.0 – 25.0	4.1 – 4.1	40.1 – 42.1
Silver Eq Production (M oz)	5.0 – 5.2	2.3 – 2.5	0.4 – 0.4	7.7 – 8.0
2021 silver equivalent production is calculated using an 80:1 silver:gold ratio.

Production Highlights for Three Months and Nine Months Ended September 30, 2021

Three Month Ended September				Nine Months Ended September
2021	2020	% Change		2021	2020	% Change
222,461	206,324	8%	Throughput (tonnes)	673,932	519,771	30%
1,305,399	942,274	39%	Silver ounces produced	3,427,223	2,396,478	43%
10,541	10,260	3%	Gold ounces produced	32,816	24,553	34%
1,295,126	932,837	39%	Payable silver ounces produced	3,394,103	2,373,246	43%
10,328	10,041	3%	Payable gold ounces produced	32,177	24,078	34%
2,148,679	1,763,074	22%	Silver equivalent ounces produced (1)	6,052,503	4,360,718	39%
699,539	741,262	(6%)	Silver ounces sold	2,443,184	2,041,601	20%
9,925	8,997	10%	Gold ounces sold	30,398	21,669	40%
Silver equivalent ounces calculated using 80:1 ratio.

Production Tables for Third Quarter, 2021 by Mine (1)

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	105,496	1,147	387	1.13	89.5%	94.1%	1,174,168	3,605
Bolañitos	107,752	1,171	41	1.98	87.2%	90.6%	123,883	6,215
El Compas	9,213	192	24	1.81	103.4%	134.5%	7,348	721
Consolidated	222,461	2,445	204	1.57	89.3%	93.9%	1,305,399	10,541
(1) gpt = grams per tonne

Production Tables for Nine Months Ended September 30, 2021 by Mine (1)

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	306,021	1,117	353	1.05	87.3%	91.3%	3,031,626	9,432
Bolañitos	313,356	1,144	39	2.09	89.1%	90.9%	350,154	19,150
El Compas	54,555	199	36	3.05	72.0%	79.1%	45,443	4,234
Consolidated	673,932	2,460	181	1.70	87.2%	89.3%	3,427,223	32,816
(1) gpt = grams per tonne

Release of Third Quarter, 2021 Financial Results and Conference Call

The 2021 Third Quarter Financial Results will be released before market on Tuesday, November 9, 2021 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass code is 7870#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates two high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Vice President, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding the impact of suspension of mining operations, Endeavour’s anticipated performance in 2021, including production forecasts, cost estimates and metal price estimates, and the timing and results of mine expansion and development and receipt of various permits. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, uncertainty of the ultimate impact of the COVID 19 pandemic on operations, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations ,the impact of the COVID 19 pandemic on mining operations in Mexico generally, and the Company’s operations specifically, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.